                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2000
                                             -----------------
                                       OR

/  /     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)

                   For the transition period from ____ to ____

                         Commission file number 0-16214
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204
                      -------------------------------------

ITEM 4.



                                                                        PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS..........................................1


FINANCIAL STATEMENTS:

       Statements of net assets available for plan benefits................2

       Statements of changes in net assets available for plan benefits.....3

       Notes to financial statements......................................4-9


SUPPLEMENTAL SCHEDULE:
       Schedule of assets held at December 31, 2000*.......................10




* Refers to required schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2000.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Albany International Prosperity Plus
                                      Savings Plan
                                               (Name of Plan)



Date: December 28, 2001               /s/ CHARLES B. BUCHANAN
      -----------------                   -------------------------------------
                                          Charles B. Buchanan
                                          Member of the Employee Benefits
                                          Committee

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Albany, New York
December 11, 2001

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                        2000         1999
                                                 ------------    ------------
ASSETS

INVESTMENTS, AT FAIR VALUE

Registered investment companies                  $115,251,586    $ 90,182,871

Albany International Class A common stock          24,321,599      25,357,146

Participant loans                                   7,244,700       7,380,495

Investments in insurance contract and
 synthetic investment contract, at contract
 value                                             36,009,109      40,858,841
                                                 ------------    ------------

   Total investments                              182,826,994     163,779,353
                                                 ------------    ------------

Receivables
   Employer contribution                            1,037,739         608,177
                                                 ------------    ------------

   Net assets available for plan benefits        $183,864,733    $164,387,530
                                                 ============    ============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


                                                     2000            1999
Additions
Investment income:
  Interest and dividend income, investments     $  9,720,546     $  8,292,551
  Interest income, participant loans                 637,774          648,186
  Net depreciation in fair value of investments   (9,293,493)        (357,530)
                                                ------------     ------------
                                                   1,064,827        8,583,207
                                                ------------     ------------
Contributions:
   Employer                                        5,187,016        4,376,326
   Participant                                     9,864,103        9,778,946
                                                ------------     ------------
                                                  15,051,119       14,155,272
                                                ------------     ------------
Asset transfers in from other plans               22,614,355          221,462
Other additions                                        4,089            4,318
                                                ------------     ------------
   Total additions                                38,734,390       22,964,259
                                                ------------     ------------
Deductions
Payment of benefits                               19,241,690       24,468,325
Other deductions                                      15,497            5,592
                                                ------------     ------------
   Total deductions                               19,257,187       24,473,917
                                                ------------     ------------
Net increase (decrease)                           19,477,203       (1,509,658)

Net assets available of plan benefits:
   Beginning of period                           164,387,530      165,897,188
                                                ------------     ------------
   End of period                                $183,864,733     $164,387,530
                                                ============     ============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Albany International Corp. (the Company) Prosperity Plus Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age.

       CONTRIBUTIONS
       Employees may make voluntary contributions to the Plan of 1% to 15% of base compensation, subject to certain limitations, including applicable overtime, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, and investment contracts. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's base compensation (in a combination of both shares of Company Class A stock and cash). Beginning at age 50, a participant may convert each year, up to 10% of his or her account, matching contribution, and profit sharing contribution in the Albany International Corp. Stock Fund into one of the other available investment alternatives.

       PROFIT-SHARING CONTRIBUTION
       The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company contribution for profit-sharing will be made in either cash or common stock following the end of the year.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN, CONTINUED

       VESTING
       Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

       PENSION PURCHASE
       The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus program. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

       PAYMENT OF BENEFITS
       Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

       PLAN TERMINATION
       The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan.

       ADMINISTRATIVE COSTS
       The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Employee Benefits Committee so determines, by the Plan. The Company paid plan administrative expenses of approximately $53,122 and $165,107 during 2000 and 1999, respectively.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ESTIMATES
       The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year.

       Investment contract trust and synthetic investment contract are valued at contract value, which approximates fair value, as estimated by the respective investment manager. Such contracts provide for a guaranteed return on the principal invested over a specified time period.

       The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

       Participant loans are valued at cost which approximates fair value.

       Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

       Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock are reinvested in the Company stock. Interest income is recorded as earned.

       The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses (computed on current value) and unrealized appreciation (depreciation) on those investments.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

3.  INVESTMENTS

       Plan investments for December 31, 2000 and 1999 are as follows:

                                                                       2000
                                                                    FAIR VALUE

       INVESTMENTS AT FAIR VALUE AS DETERMINED
          BY QUOTED MARKET PRICE:

            Registered investment companies                       $  115,251,586
                                                                  --------------
            Albany International Stock Fund                           24,321,599
                                                                  --------------

       INVESTMENTS AT CONTRACT VALUE:
            A synthetic guaranteed investment contract
            with an investment management company,
            with credited interest at 5.34%                          16,621,920
            A investment contract trust with Vanguard with
            credited interest at 6.27%                               19,387,189
                                                                  --------------
                                                                     36,009,109
                                                                  --------------
       INVESTMENTS AT ESTIMATED VALUE:
            Participant loans                                         7,244,700
                                                                  --------------

            Total investments                                     $  182,826,994
                                                                  ==============

                                                                      1999
                                                                    FAIR VALUE
       INVESTMENTS AT FAIR VALUE AS DETERMINED
          BY QUOTED MARKET PRICE:

            Registered investment companies                       $   90,182,871
                                                                  --------------

            Albany International Stock Fund                           25,357,146
                                                                  --------------

       INVESTMENTS AT CONTRACT VALUE:
            A synthetic guaranteed investment contract
            with an investment management company,
            with credited interest at 5.62%                          15,779,678
            A investment contract trust with Vanguard with
            credited interest at 6.01%                               25,079,163
                                                                  --------------
                                                                      40,858,841
                                                                  --------------

       INVESTMENTS AT ESTIMATED VALUE:
            Participant loans                                          7,380,495
                                                                  --------------

            Total investments                                     $  163,779,353
                                                                  ==============

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

3.  INVESTMENTS, CONTINUED

       The following investments represent 5% or more of net assets available for benefits.

                                                        2000             1999

            Vanguard 500 Index Fund                 $ 41,318,955    $ 37,375,967
            Vanguard Prime Money Market               17,596,996              -
            Vanguard Windsor                          28,646,878      26,962,158
            Vanguard Wellesley                         9,437,849              -
            AI Stock Fund                             24,321,599      25,357,146
            Synthetic guaranteed investment           16,621,920      16,779,678
              contract
            Vanguard Investment Contract              19,387,189      25,079,113

       BENEFIT RESPONSIVE CONTRACTS
       The investment contract funds provide a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by Plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the on-going plan. The average yield of these contracts was 5.56% for the year ended December 31, 2000 and 5.82% for the year ended December 31, 1999.

       At December 31, 2000 and 1999 the estimated fair value of the Plan's investment in benefit responsive contracts, which are determined by the custodian, approximated $36,009,109 and $40,858,841 respectively.


4.     NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              DECEMBER 31,
                                                       2000              1999
          Net assets:
              Albany International Class A        $  24,321,599    $ 25,357,146
                common stock
              Employer profit sharing                   978,677         570,094
                contribution receivable           -------------    ------------
                                                  $  25,300,276    $ 25,927,240
                                                  =============    ============

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

4.  NONPARTICIPANT-DIRECTED INVESTMENTS, CONTINUED

                                                     YEAR ENDED      YEAR ENDED
                                                     DECEMBER 31,   DECEMBER 31,
                                                       2000             1999
   Changes in net assets:
       Net depreciation in the fair value
         of investments                              $ (3,337,116)  $(4,948,593)
       Employer matching contribution                   3,925,844     3,545,541
       Employer profit sharing contribution               978,677       570,094
       Payment of benefits                             (1,929,737)   (2,203,265)
       Transfers to participant directed investments     (264,632)     (893,996)
                                                     ------------   -----------
                                                     $   (626,964)  $(3,930,219)
                                                     ============   ===========


5.     PARTICIPANT LOANS

       Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest is determined by the Employee Benefits Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 6.785% and 10.75%). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years. Loans are not permitted from the Albany Stock fund (ESOP) portion of the account.


6.     TAX STATUS

       The Plan is the result of the consolidation of the Albany International Corp. Prosperity Plus 401(k) Plan and the Albany International Corp. Prosperity Plus Employee Stock Ownership Plan, each of which received a favorable determination letter from the Internal Revenue Service dated March 26, 1996. The determination letters were issued under Revenue Procedure 93-39 and approved all changes made to each of these two Plans in accordance with the Tax Reform Act of 1986 and subsequent additional legislation. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, including sections 401 and 501, and is therefore not subject to tax under present income tax laws. A request for a letter of favorable determination will be submitted to the Internal Revenue Service within the "remedial amendment period" in accordance with applicable Internal Revenue Service Revenue Procedures. Therefore, no provision for income taxes has been included in the financial statements.


                                                                                              SUPPLEMENTAL SCHEDULE

ALBANY INTERNATIONAL CORP. PROSPERITY PLUS
SAVINGS PLAN
SCHEDULE OF ASSETS HELD
AT DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------------------
EIN 14-0462060
ATTACHMENT TO FORM 5500, SCHEDULE H, LINE 4(i):

IDENTITY OF ISSUE                                 INVESTMENT TYPE                     COST            CURRENT VALUE

*   Vanguard 500 Index Fund             Registered Investment Company                $39,205,995        $41,318,955
*   Vanguard Explorer Fund              Registered Investment Company                    624,494            653,608
*   Vanguard Extend Mkt
         Index Fund                     Registered Investment Company                  5,774,775          4,292,490
*   Vanguard IT Bond Index              Registered Investment Company                    208,133            219,984
*   Vanguard Int'l Growth Fund          Registered Investment Company                  5,669,587          5,367,584
*   Vanguard LT Corporate Fund          Registered Investment Company                    291,520            266,989
*   Vanguard Prime Money Mkt            Registered Investment Company                 17,596,996         17,596,996
*   Vanguard STAR Fund                  Registered Investment Company                  7,690,307          7,450,253
*   Vanguard Wellesley                  Registered Investment Company                  9,937,631          9,437,849
*   Vanguard Windsor Fund               Registered Investment Company                 31,547,033         28,646,878
*   AI Stock Fund                       Company Stock Fund                            31,597,057         24,321,599
*   Loan Fund                           6.785% - 10.75%                                7,244,700          7,244,700
    JP Morgan 01                        Synthetic guaranteed
                                           investment contract                        16,621,920         16,621,920
    Vanguard                            Investment contract                           19,387,189         19,387,189
                                                                                -----------------  -----------------

    Total assets held for investment purposes                                      $ 193,397,337      $ 182,826,994
                                                                                =================  =================

*   Party-in-Interest